State of Delaware
Secretary of State
Division of Corporations
Delivered 09:44 AM 12/29/2025
FILED 09:44 AM 12/29/2025
SR 20255007248 - File Number 6710529

SECOND CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

AZURE PRINTED HOMES INC.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

Azure Printed Homes Inc. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**DGCL**"), hereby certifies as follows:

1. That the name of the Corporation is Azure Printed Homes Inc. and that the Corporation was originally incorporated pursuant to the DGCL on March 28, 2022.

2. That the Board of Directors of this Corporation (the "**Board**") duly adopted resolutions proposing to amend the Certificate of Incorporation, as previously amended, of this Corporation, declaring said amendment to be advisable and in the best interests of this Corporation and its stockholders, and authorizing the appropriate officers of this Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:

   NOW, THEREFORE, BE IT RESOLVED, that the Certificate of Incorporation of this Corporation be amended by deleting ARTICLE FOURTH - Stock in its entirety and replacing it with the following:

"**FOURTH - Stock**:

(A) **Authorized Shares**. The total number of shares that the Corporation is authorized to issue is Thirty Million (30,000,000), consisting of (i) Twenty Five Million (25,000,000) shares of common stock, par value $0.001 per share ("***Common Stock***"), of which Fifteen Million (15,000,000) shares are designated as Class A Common Stock (the "***Class A Common Stock***"), and Ten Million (10,000,000) shares are designated as Class B Common Stock (the "***Class B Common Stock***"), and (ii) Five Million (5,000,000) shares of preferred stock, par value $0.001 per share (the "***Preferred Stock***").

(B) **Common Stock**.

(i) In General. The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock set forth herein.

(ii) Voting Rights. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation, including but not limited to election of directors. Except as otherwise required by applicable law, shares of Class B Common Stock shall have no voting power and the holders thereof, as such, shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(iii) Other Rights. Except with respect to voting rights, the rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Class A Voting Common Stock and the Class B Non-Voting Common Stock are identical. Without limiting the preceding sentence (i) holders of the Class A Voting Common Stock and the Class B Non-Voting Common Stock shall have identical rights with respect to dividends, the identical right to receive consideration upon the or consolidation of the Corporation into another entity; and (ii) if the Corporation shall in any manner split, subdivide, or combine the outstanding shares of Class A Voting Common Stock or Class B Non-Voting Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share.

Preferred Stock. The Board of Directors of the Corporation shall have the authority to authorize the issuance of Preferred Stock in one or more classes or series. The number and designation of such shares, and the respective rights (including voting rights) preferences, powers, privileges, restrictions, qualifications and limitations of such shares shall be set forth in one or more resolutions of the Board of Directors. The shares of each class or series of Preferred Stock may vary from the shares of any other class or series in any respect. The Board of Directors may increase the number of shares of Preferred Stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the Preferred Stock not designated for any existing class or series of the Preferred Stock."

* * *

3. The foregoing amendment was approved by the holder of the requisite number of shares of the Corporation in accordance with Section 228 of the DGCL.

4. The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the DGCL.

5. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Second Certificate of Amendment of Certificate of Incorporation to be signed this 12th day of December, 2025.

Signed by:

By: ______________________________

E93987947741469...

Name: Gene Eidelman

Title: Chief Executive Officer